10/19

04045692

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cementos Lima S.A.

*CURRENT ADDRESS

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3911 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 10/25/04

nnual Report 2003

ARIS
12-31-03

82-3911

RECEIVED
2004 OCT 19 A 8:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Cementos Lima S.A.

Annual Report 2003

Cementos Lima S.A.

We obtained certification under

ISO 9001:2000

"The management system of CEMENTOS LIMA S.A.
has been assessed and certified as meeting the
requirements of ISO 9001:2000 for the
following activities:
Manufacture and sales of clinker and cement.
Loading and unloading of ships".

Total long term debt in constant value as at December 31st, 2003



Thousands of Nuevos Soles
400,000
300,000
200,000
100,000
0
366,116
304,210
199,761
104,691
43,415
1999
2000
2001
2002
2003
Years

EBITDA / Revenues (%)

CEMENTOS LIMA



60%
50%
40%
30%
20%
10%
0%
1999
2000
2001
2002
2003
EBITDA / Revenues (%)
Cementos Lima
Tons exported / Tons dispatched
domestically (%)
CEMENTOS LIMA

The dedicated work made
possible the accomplishment of the
objectives drawned for this year.

2003 Results

Total sales per ton during last 5 years



Thousands of tons
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,625
1,542
1,391
1,470
1,508
1999
2000
2001
2002
2003

Cement prices as at December 31st

(in Nuevos Soles, ex-plant value per metric ton, excluding packing, distributors' fees and value-added sales tax).



400
380
360
340
320
300
280
260
240
220
200
1999
2000
2001
2002
2003
Years
Current average prices
Constant average prices as at December 31st, 2003



We obtained a **new monthly clinker production** record

220,454 tons

in Kiln II, covering the production of 3 different types of clinker for the first

Type I
Type II (of low alkali content)
Type V (sulphate resistant)

Table of contents



















Pre homogenization

By law and the requirements of the Articles of Incorporation of our Company the Balance Sheets, Statements of Income, Statements of Changes in Shareholders' Equity and Statements of Cash Flows for the fiscal year ended on the 31st of December 2003 are submitted to the General Meeting of Shareholders, together with this Annual Report summarizing the most important events affecting the Company during 2003.

BOARD OF DIRECTORS

Chairman
Eng. Jaime Rizo - Patrón

Vice-chairman
Dr. Alfredo Gastañeta

Directors
Dr. Hernando Aguirre
Eng. Jorge Bachrach
Eng. Juan de la Piedra
Mr. Víctor de la Torre
(† 6th August-03)
Eng. Francisco Palacios
Eng. Marcelo Rizo-Patrón
Eng. Ricardo Rizo-Patrón
Eng. Jaime Sotomayor
Eng. Carlos Ugás
Dr. Julio Ramirez
(from 30th-September-03)

MANAGEMENT

Sindicato de Inversiones y Administración S.A.

General Manager
Eng. Carlos Ugás

Administration Manager
Mr. Jorge Trelles

Corporate Development Manager
Eng. Jaime Bustamante

Project Manager
Eng. Aldo Solimano

Financial Manager
Mr. Alvaro Morales

Legal Manager
Dr. Julio Ramirez

Operations Manager
Eng. Jose Antonio Noriega

TECHNICAL ADVISORS

ARPL Tecnología Industrial S. A.

Don Víctor-de-la-Torre

Peruvian businesspeople suffered a great loss on the 6th of August 2003 with the death of Mr. Víctor-de-la-Torre, who was bound to our company Cementos Lima since he was 17 old to its sensible disappearance at the age of 71 years old.

After studying at La Recoleta school, where he was always at the top of the class, Don Victor joined Compañía Peruana de Cemento Portland in 1949 as an assistant. This was not his first job, he had previously worked at the Ferrand glass factory. At night he studied to become a public accountant and later graduated from the High Business Management Programme of the University of Piura and received a doctorate Honoris Causa from the UNFV.

When he joined the cement company, the application form asked him, among other things, to state the position to which he one day aspired, Chairman of the Board, he wrote without hesitation. What might then have been considered juvenile arrogance became reality years later when, after occupying a number of positions in the company, he became Chairman of the Board of Cementos Lima in 1985 until 1994. Don Victor, as he was affectionately known, held senior positions in other companies and institutions.

In the 1960s he was part of the team responsible for the modernization of the cement works, founding Cementos Lima S.A. in 1967 and commissioning, on the 19th of September 1970, the modern 1,000,000 tonne capacity plant.

Cementos Lima always occupied a special place in his business life. Don Victor contributed decisively to the recovery of the factory after it was confiscated from its shareholders in 1974 by the military government of General Velasco Alvarado. His tenacity and courageous fight during this difficult stage for Cementos Lima are an important part of Peruvian business history.

No less important was his style of leadership and business culture he imposed when he was chairman of Cementos Lima. His concern for the welfare of the company's workers and employees is well known. He was a calm, firm, effective and charismatic leader who earned genuine and enthusiastic support both for him and for his vision for the company. At the end of the 1980s Cementos Lima built the Conchán pier and successfully withstand and overcame a discriminatory and confiscatory price control policy.

This brilliant career in Cementos Lima was interrupted in 1990 when he was held hostage by terrorists for fifteen months. Don Victor withstood this severe test with great courage and strength of mind and continued to contribute to Cementos Lima until his death. It was precisely during the period after his release in 1991 that Don Victor was appointed to the board of directors of one of the most important mining companies in the country, Cia. de Minas Buenaventura.

Peruvian business has suffered a grievous loss. Fortunately Don Victor's legacy is an example of ethics and courage and a continual search for the business efficiency that Peru so sorely



needs. In an environment that does not always favor private national investment, it is relieving to see that there have been and will always be Peruvians of the quality of Victor-de-la-Torre.

For those of us who were privileged to know him personally, whenever we think of anything noble and great, his serene and happy face will appear in our minds and hearts to remind us that everything is possible.



□ Primary crusher.



Operations & Administration

...e increase in exports and

...e improvements in costs and productivity were

...management highlights in 2003.






Domestic sales of cement and exports of cement and clinker
Exports
Domestic sales
Total
2003
588,567
1,507,650
2,096,217
2002
525,337
1,470,372
1,995,709
2001
385,235
1,390,550
1,775.785
2000
46,647
1,541,519
1,588,166
1999
45,805
1,624,524
1,670,329
0
500,000
1,000,000
1,500,000
2,000,000

2003 and for third consecutive year

Cementos Lima was the country's largest

exporter of the non-metallic minerals sector.

Exports destinations 1999-2003



CANADA
Ontario 14,583 tons

USA
Wisconsin 105,068 tons

USA
Newark 25,864 tons

USA
Galveston 91,905 tons

USA
Alabama 32,707 tons

USA
Port Manatee 31,141 tons

USA
Houston 752,754 tons

REP. DOMINICANA
Azua 6,859 tons

USA
New Orleans 32,707 tons

REP. DOMINICANA
Haina 105,661 tons

A
New Orleans 56,100 tons

HONDURAS
San Lorenzo 139,839 tons

CONCHAN

CHILE
Mejillones 109,806 tons

CHILE
Jureles 26,555 tons

Cement

CHILE
Ventanas 60,039 tons

Clinker



Operations & Administration

The management of the Company under the responsibility of its board of directors and its General Management, in the hands of Sindicato de Administración e Inversiones S.A. (SIA), has concentrated its actions to ensure that the Company's resources are invested in an optimum manner, increasing sales revenue, controlling costs efficiently and expanding and developing the Company within the principles of good corporate governance, for which, following a proposal by SIA, the board of directors meeting on the 17th of March 2003 approved its Internal Conduct Standards as established by article 13 of CONASEV's ruling N° 107-2002-EF/94.10.

DOMESTIC PRODUCTION AND SALES

Domestic demand for cement rose slightly by 1.9% from 3,738,224 tons in 2002 to 3,810,587 tons in 2003. Despite this recovery, domestic demand is still 9.3% below the 4,204,930 tons reached in the record year of 1998.

Peruvian cement production increased almost by the same proportion, from 4,120,202 tons in 2002 to 4,202,493 tons in 2003, that is, by 2.0%.

The Company's cement production increased by 2.2% to reach 1,855,032 tons, as a result of increased domestic demand and exports.

Of the total amount of cement produced by the Company, 71.2% was type I, 23.5% was type II of low alkali content and 5.3% was type IP.

The Company's clinker production increased by 0.7% from 1,909,918 tons in 2002 to 1,922,863 tons in 2003.

The total quantity of clinker produced during the year consisted of 1,539,771 tons (80.0%) of type I clinker and 383,092 tons (20.0%) of type II of low alkali content clinker principally for export. By comparison, 1,402,737 tons and 507,181 tons respectively of type I and II clinker were manufactured in 2002. Production of type I increased by 9.8% whilst that of type II fell by 24.6% because at the beginning of the year stocks of type I were comparatively lower than those of type II; by the end of the year this position was reversed.

During 2003 kiln II produced a total of 1,778,069 tons whilst Kiln I was only in use for approximately one and a half months during the fourth quarter of the year, producing 144,794 tons.

The Company's domestic sales increased by 2.5% from 1,470,372 tons in 2002 to 1,507,651 tons in 2003. Cementos Lima's share of the Peruvian market rose slightly from 39.3% in 2002 to 39.6% in 2003.

The Company made no changes to the domestic price of its cements during the year, maintaining those established in the second quarter of 2001. The prices of type I and type IP cements and the variations in the inflation and devaluation indices (as at the 31st of December) are shown in Table 1:

Ex-plant per ton prices, excluding packing, distributors' fees and value-added sales tax.

Variable	2002	2003	Variation %
Inflation (IPC)	101.52	104.04	2.48
Inflation (IPM)	154.41	157.51	2.01
Exchange Rate (S/./US$)	3,515	3,464	-1.45
Cement Type I (S/. /t)	297.78	297.78	0
Cement Type IP (S/. /t)	275.68	275.68	0

IPC = Consumers' Price Index (Base: December 2001)
IPM = Wholesale Price Index (Base: Year 1994)
Exchange rate - Selling price at the end of the period

Table I

EXPORTS

Total exports grew 12.04% from 525,337 tons in 2002 to 588,567 tons in 2003, accounting for 28.1% of the Company's total sales during the year (higher than the 26.3% of 2002). Cement exports grew only 1.2% whilst those of clinker rose 31.8% compared to 2002.


CEMENTO
ATLAS

Furthermore, cement exported by Cementos Lima is equivalent to 9.0% of the cement sold in the domestic market by all cement manufacturers (similar to the percentage obtained in 2002) and to 8.2% of total Peruvian production.

This increasing acceptance in the international market confirms once again the high quality that characterizes our products and services.

In 2003 and for the third consecutive year, Cementos Lima was the largest exporter in the non-metallic mining sector.

Of the total exported, 343,755 tons (58.4%) were type II of low alkali content, 213,671 tons (36.3%) were type I clinker and 31,141 tons (5.3%) were type II low alkali clinker.

On the other hand, the importance of the USA as a market for our products increased significantly as it was the destination for 81.5% of the total exported in 2003 compared to 70.9% in 2002. The only other country to which we exported during 2003 was Chile, where the product exported was clinker.

	AS AT DECEMBER 31ST, 2003	Nº OF VESSELS	AS AT DECEMBER 31ST, 2002	Nº OF VESSELS	VARIATION (% OF TONNAGE)
CEMENT	343,755	12	339,645	12	1.21
CLINKER	244,812	8	185,692	8	31.84
COAL	309,114	11	241,239	7	28.14
GRAIN	75,477	4	67,939	5	11.10
TOTAL	973,158	35	834,515	32	16.61

Table 2

CONCHAN PIER

Total cargo handled at Conchán pier increased again in 2003, this time by 16.6% compared to 2002, from 834,515 tons to 973,158 tons, due principally to an increase in clinker exports and in imports of coal.

The annual variation in tonnage loaded or discharged is shown in Table 2:

IMPROVEMENTS IN COSTS AND PRODUCTIVITY

Management continued the process of permanent control of production costs, aimed at optimizing profitability and improving competitiveness in both the local and export markets.

As part of this process a rigorous evaluation of the electricity costs was carried out, comparing with current prices in the free market, which are significantly lower than those that applied in 1997 when the electricity supply contract with Luz del Sur S.A.A. was negotiated and signed. The result of this was that ARPL Tecnología Industrial S.A. was engaged to carry out the corresponding study and the invitation to generators and distributors to quote for the supply of electricity from 2004 fiscal year onwards. After a complex process of selection and negotiation with the different bidders, the new electricity supply contract was awarded to Termoselva S.A., for a period of five years commencing on the 1st of January 2004. The tariffs offered by Termoselva S.A. were the most competitive and meant a significant saving for the Company. In the first two months of 2004 the lower tariffs of the new electricity supply contract produced a 20% saving, compared to the costs that would have resulted from the previous contract.

As far as fuel consumption is concerned, the strategy of having access to different fuels continued, to avoid becoming dependent on diesel oil alone and the tax surcharges deriving from the use of this fuel. Coal accounted for 91.55% of the kilocalories consumed in 2003 and diesel oil for the remaining 8.45%. In view of possible increases in the international price of coal in this region, our coal supplies were ensured for a further year, until December 2004, from the same supplier Interamerican Coal with prices adjusted to reflect the regional market situation.


LA SEGURIDAD ES MI RESPONSABILIDAD

□ Measurement of electric energy consumption.

In parallel, discussions continued with the consortium responsible for the extraction and transportation of gas from the Camisea field with a view to using natural gas as an alternative fuel for the operation of the kilns from August 2004 onwards. These discussions are aimed at obtaining access for the Company to the natural gas distribution network and thus be able to permanently choose the most efficient and competitive fuel, whether it be coal, residual oil or natural gas.



☐ Receipt of the ISO 9001 version 2000 Certificate.

QUALITY MANAGEMENT

In June, SGS awarded the ISO 9001 version 2000 certification to the Company. To this end, in March that company carried out a strict quality audit, which revealed that the quality management system meets the requirements of the ISO standard.

In order to obtain the certification, it was necessary to bring the Company's management into line with the requirements of the new standard and, to do this, a series of activities were carried out related with the analysis and development of the Quality Management System and with the training of personnel in the design and execution of the necessary changes.

> "The purpose of Quality Management is to lead and control the Company in all matters relating to quality".

Quality assurance, a set of activities aimed at creating confidence that the quality requirements are being met, was complemented to be converted into a quality management system. The purpose of quality management is to lead and control the Company in all matters relating to quality, which includes the policy, the objectives, planning, control, assurance and improvement of quality.

ANSI · RAB QMS ACCREDITED

One of the most important changes in the new approach concerns the role of our clients in quality management. In order to comply with the new standard client satisfaction was one of the many parameters measured and analyzed to ensure that the Company's Quality Management System is appropriate and effective and to be able to demonstrate this.

SYSTEM CERTIFICATION ISO 9001:2000 SGS

A set of management indicators has been developed and implemented to measure the performance of the Quality Management System. These indicators have been deployed in management indicators for the main processes, which enables us to set objectives at this level that are aligned with the general objectives of the Company. The management indicators that have been implemented foster quality management closely related to cost reduction, safety of personnel and installations and harmony between our personnel and care for the environment.

PERSONNEL

The number of people on the payroll varied as follows (as at the 31st of December of each year):

	2002	2003
ADMINISTRATIVE STAFF	130	138
EMPLOYEES	87	99
LABORERS	115	116
TOTAL	332	353

The increase of personnel came about with the merge of our former subsidiary Lar Carbón S.A., which took place on the 1st of March 2003.

This personnel relation includes the Atocongo plant, the Conchán pier and the administrative offices.

LABOUR UNIONS

During 2003 labor relations were harmonious and constructive, creating an environment suitable for achieving high levels of productivity. As a consequence of this harmony, an agreement was reached with the Laborers' Union, modifying the pay and working conditions in the packing department, resulting in higher production and productivity with less physical effort by the workers.

Likewise, surveys of the working climate were also carried out, which provided us with a clear and objective picture of the working environment at Cementos Lima. The results obtained will lead to action taking in those areas which require reinforcement. Cementos Lima workers gave higher marks in the survey to the concepts of pride and comradeship.

PERSONNEL TRAINING AND DEVELOPMENT

During 2003, the eleventh Professional Training Scholarships Program ended, with twenty three people from different specialties completing the program. The twelfth program began at the end of the year.

In addition, our personnel received training through numerous internal and external courses, both in Peru and abroad, receiving a total of 18,734 man-hours of training. Of this time, 10,354 hours of training were given on Company premises, 4,684 were taught in other institutions in Peru and 1,144 were international courses.

There were also technical visits by 1,389 students from different Peruvian universities.





Projects

Cementos Lima obtained a division of the final concession for the El Platanal Hydroelectric station, which will enable the project to be developed in two stages.





Electrofilter of Kiln II's cooler

Projects

EL PLATANAL - INTEGRAL PROJECT

By means of Supreme Ruling N° 036-2003-EM, dated the 4th of October 2003 Cementos Lima S.A. obtained a division of the final concession for the generation of 270 MW of electricity at the El Platanal hydroelectric station, which will enable the project to be implemented in two stages. The first is the generation of 220 MW that can reach 300 MW and the second the generation of an additional 50 MW plus the Concón Topará irrigation.

The Company, together with the other two promoters of the project, Cemento Andino S.A. and ARPL Tecnología Industrial S.A., continue with the development and furtherance of the engineering studies and other procedures necessary to carry out the first stage of the project.

The first stage of the project only requires completion of the detailed engineering work and some technical and budgetary aspects, to be able to immediately proceed to secure its financing, after prior approval by a general meeting of shareholders of the Company, with the approval and recommendation of the board of directors. However, the second stage continues to be complicated by events of force majeure, such as an invasion of part of the wasteland at Concón Topará and the boundary disputes between the regional authorities of Lima and Ica.

The first stage of the El Platanal Project will provide the following benefits for the electric and social development:

- Generation of between 220 and 300 MW from the San Juanito powerhouse.

- The creation of approximately 1,000 temporary jobs for the three years that construction will take and an allocation of around 75% of the total investment, estimated at US$ 165 to 180 million in Peru and in the region, to the acquisition of equipment, materials, supplies and local services.

- As far as the benefits to the community are concerned, stage one of the El Platanal Integral Project will improve 60 Km of roads in the lower basin and 80 Km in the upper basin of the Cañete river, which will not only benefit the inhabitants of the area but will help to increase tourism; in addition, regulation of the Paucarcocha reservoir will slightly improve the availability of water for farmers in Cañete during the dry season.

- Finally, the hydroelectricity surtax will provide an increase in revenue for local governments and provincial and district municipalities.

> "The Company continues with the development and furtherance of the engineering studies of this project".

TRANSPORT SYSTEMS

Together with our technical advisors ARPL Tecnología Industrial S.A., the technical file has been produced for the construction of a tunnel and road as part of the Atocongo - Conchán underground conveyor belt transport system.

Cementos Lima has also acquired five plots of land along the length of the route, for the service stations which will be necessary to operate the conveyor belt.

The environmental impact study for this system has already been approved by the Ministry of Production.

With regard to the "Pucará - Atocongo aerial cable car" which will carry limestone from our Pucará quarries to the Atocongo plant, we are continuing with our program of portraying the project to the relevant authorities, institutions and the inhabitants of the areas affected by the system.



New water line.

> "The Atocongo-Conchán conveyor belt project will benefit the population established along its tract".

As a result of the archaeological study of the land on which the support towers of the cable car system will be built and on the recommendation of the INC, we will recover some minor archaeological remains from the respective areas.

Finally, we are in the process of drawing up the environmental impact study for the project.

DUST EXTRACTION OF KILN II'S COOLER

With a view to improving environmental conditions in the area and in order to comply with the conditions agreed with the supplier of kiln II's equipment, over the course of the year an electrostatic precipitator (711 tons of structural steel) was built, installed and commissioned to trap fine dust particles dragged by the gas emissions of the kiln's clinker cooler.

WATER SUPPLY SYSTEM

The installation of a new water main from our wells at Las Palmas to the plant (4.3 km) has begun, as well as a complete handling and protection system for the pumps and mains.


Atocongo plant
Conchán pier

☐ Satellite picture of the Atocongo-Conchán conveyor belt's tract.





Environment & Natural Resources

fundamental aspect of Cementos Lima's

behavior is the management of its technology

benefit the sustainability of the environment.



□ Measurement of dust emissions.

Environment and Natural Resources

Throughout 2003 the Company managed its technology to benefit the sustainability of the environment.

As part of this process the following activities were carried out to preserve the environment and natural resources:

Monitoring of air quality, noise, water, dust and gas emissions from the different departments of the Company and its mining concessions, in accordance with the commitments assumed in the respective Environmental Impact Studies ("EIS"). The measurements indicate that levels are below the maximum permissible limits.

In January, the Ministry of Production approved the EIS for the extraction of gypsum from our "Virgen de Fátima" concession.

In February the National Cultural Institute supervised the archaeological evaluation project for the "Miguel Segundo" concession, with satisfactory results.

As mentioned previously, a new dust collection system was installed and commissioned in the production line II cooler.



□ Coatí.

During the "Environment Week", two health campaigns were implemented on the 2nd and 4th of June, with the participation of people living near the Conchán pier and the Atocongo plant. Also, on the 5th of June more than 5,000 m^2 of wasteland land around the Atocongo camp were planted with trees.

> "The measurements' results indicate that levels are below the maximum permissible limits".



Oxidation ponds' pilot system.

In September the Ministry of Production approved the EIS for limestone quarrying on the "Miguel Segundo" concession. Also in September, Cementos Lima S.A. submitted to the Ministry of Production the new integral environmental management plan as part of the Company's PAMA.

Additional studies were carried out into the treatment of waste water using a swamp system, which will be used to irrigate planted areas and in the production process. Consequently, a pilot waste water treatment plant was set up in order to study the behavior of the system before carrying out the full sized project.

After an application to the Bureau of Environmental Health (DIGESA), this authority authorized the implementation of a waste water treatment system using septic tanks on the "Cristina" mining concession.

In December the Protection and Environmental Preservation Regulations for the Coal Division were examined by the monitoring company CEPRODESMA on behalf of the Ministry of Energy and Mines. No observations were made on the environmental aspects of the coal plant's operations.

Four (04) coatis were born at the Atocongo Animal Nursery and the Peruvian Natural Resources Institute – INRENA was duly informed of this fact.


1 000
2 000
3 000
4 000
5 000
6 000
7 000
8 000
9 000

Community Outreach


El nombre que recibe
Personas
Katherine
Rafael, Ana

Production development advances at the same pace as the community support and the social responsibility commitment of the Company.





Amancaes flower sanctuary.

Community Outreach

COMMUNITY SUPPORT

Social responsibility is a priority for Cementos Lima S.A. With this in mind, in August 2003 the Asociación Atocongo was formed to promote integral development and quality of life in the surrounding settlements.

Asociación Atocongo represents the Company's social commitment and its main task is to promote innovative projects and programs with an impact, which contribute to consolidating a better, sustainable and participatory society.

Therefore, throughout the year Cementos Lima gradually transferred various programs so that, together with the new community-based projects, they will be managed, carried out and supervised by Asociación Atocongo.

During 2003, Asociación Atocongo was mainly responsible for the following archaeological conservation, rescue and research projects:

Sanctuary of Amancay: Under an agreement with Asociación Prodema Arequipa and the Club de Jardines del Peru - Floralies, a project is being carried out to rescue and recover the "Flor de Amancaes" (the official flower of Lima and a plant that is in danger of extinction); to conserve and protect the biodiversity of the hills ecosystem by developing preservation programs and encouraging education.

"Pueblo Viejo" and "Tablada de Lurín": Cementos Lima S.A., committed to culture and as part of an agreement with the Catholic University of Peru and the National Cultural Institute, is carrying out research projects of pre-Hispanic remains in the Lurín valley and the Pachacamac hills, the main objective of which is to rescue and preserve the culture, as well as to create a future tourist route for the participation and benefit of the community.

Ecological laboratories: The association continued to provide technical assistance to the ecological laboratories of certain schools in the zone, a program which is very well received by both teachers and pupils.

Educational awareness: The need to work at all levels in education is a great responsibility, for this reason Asociación Atocongo is determined to encourage the development of school age children and youth through sustainable programs. 2003 saw the launching of programs entitles "Buena Voz" aimed at strengthening the values of young people in the southern cone of the capital; "Mathematics for All" which is intended to make mathematics a useful part of everyday life; "The Art Program" that covers programs for teaching music, theatre, drawing, painting and weaving in rural villages in the district of Pachacamac; and the "Environmental Education in the Southern Cone of Lima within a Framework of Food Security and Sustainable Development", among others.

INSTITUTIONAL EVENTS

The social development of the community in the southern cone of Lima is the objective of the responsible management policies of Cementos Lima S.A. In 2003, our Company strengthened its commitment to education and culture in the community, through a large-scale event called "Rhythms of our Land", a folk dance competition for school children.

1,500 pupils from 130 schools in the districts of Villa El Salvador, Villa Maria del Triunfo, San Juan de Miraflores, Lurín and Pachacamac participated in this event. The school-age community in the southern cone benefited from a folk dance competition that was impeccably organized and deeply cultural, in which primary schoolchildren learned more about Peru's wealth of customs and traditions through the dances.

For the fifth consecutive year, Cementos Lima has, through school competitions, encouraged encounters between parents, teachers and pupils from the 5 districts surrounding our Company, who bore witness to the Company's efforts to enable them to participate in this important event.



□ Archaeological remains of Pueblo Viejo at Pucará.


UNICON
UNICON



Subsidiaries & Affiliates

The effort, devotion and commitment

of the accomplished work enabled

an increase in production during the year.





□ Loading of grain at Conchán port.

□ Subsidiaries & Affiliates

Three subsidiaries remained active during 2003. As indicated below, Lar Carbon S.A. ceased to exist when it was taken over by Cementos Lima S.A. on the 1st of March 2003.

DEPOSITO ADUANERO CONCHAN S.A. (100% OWNED)
During the year services were provided to Lar Carbon S.A. (January and February only), VT Traders S.A.C. and the Company itself.

GENERACION ELECTRICA DE ATOCONGO S.A. - GEA (100% OWNED)
In 2003 the GEA plant produced 6.5 gWh.

INVECO / UNICON (60% OWNED)
As a result of the reactivation of the formal construction industry, concrete deliveries increased 19% compared to 2002, and exceeded the 2003 budget by 4%, totaling 444,234 cubic meters. Nevertheless, large state projects such as the Lima ring road, the extension of the "Paseo de la República" expressway and the extension to Chosica of the Ramiro Priale highway, among others, still remain suspended.

Increased concrete deliveries were driven mainly by: the growth in mining, sustained growth in the low-cost house building program and infrastructure improvements carried out by the Peruvian Government. The principal deliveries of ready-mixed concrete during 2003 were to: Minera Yanacocha (through our customer Constructora Upaca) amounting to 28,408 cubic meters, Compañía Minera Antamina with 22,508 cubic meters, Constructores Interamericanos, which builds apartment blocks as part of the "Mi Vivienda" program, with 21,964 cubic meters, resurfacing and improvements to the Tingo María – Aguaytía road (our customer was Odebrecht Perú Ingeniería y Construcción) with 29,452 cubic meters and Yuncán hydroelectric power station (our customer was the Skanska-Cosapi-Chizaqui consortium) with 20,218 cubic meters.

During 2003 the Brick and Concrete Block Business Unit was consolidated, by which UNICON manufactures bricks, paving stones and blocks and sells these products, all on behalf of Cementos Lima. Sales volumes for this project were as follows: 367,188 concrete blocks (19,343 in 2002), 35,928 square meters of paving (10,296 in 2002) and 3,189,000 concrete building blocks (203,000 in 2002).

The financial statements show sales of S/. 107 million (S/. 95 million in 2002), profits of S/. 549,000 (S/. 100,000 in 2002) and net equity of S/. 37.1 million (S/. 36.5 million in 2002) expressed in constant nuevos soles as at the 31st of December 2003. The financial statements audited by Ernst & Young were approved by management in January 2004.

Sales in the fiscal year by MBT-UNICON (in which UNICON holds 30% of the shares) totaled S/. 10.9 million (S/. 9.3 million in 2002), profits of S/. 1.06 million (loss of S/. 106,000 in 2002) and net equity of S/. 7.3 million (S/. 6.2 million in 2002) expressed in constant nuevos soles as at the 31st of December 2003. The financial statements audited by Ernst & Young were approved by management in January 2004. The 2004 sales budget is S/. 11.9 million.

It should also be pointed out that since May 2003 UNICON has been providing MBT-UNICON with administration and financial management services from its own offices and using its own personnel, these services include: management, accounting, human resources, treasury and invoicing and collections.



□ Conveyor belt tunnel, Conchán port.



Economic & Financial Aspects

Soundness and profitability are the result

of the joint effort of our human team,

comprised of shareholders and staff.


1,507,650
1,470,372
598,567
525,337
385,235
46,647


Activo
PC 15
100

Economic & Financial Aspects

The Balance Sheet and the Profit and Loss Statement as at the 31st of December 2003 submitted to the General Meeting for approval show net earnings of S/. 91,312,868 which, after subtracting the statutory reserve of S/. 1,480,187, results in an unrestricted income of S/. 92,793,055 (S/. 95,451,698 in 2002, at 31st December 2003's constant value).

Throughout fiscal year 2003, the General Meeting of Shareholders and, by delegation the Board of Directors, adopted the decisions which are summarized below with their respective effect on the Company's equity.

On the 28th of February 2003, the General Meeting of Shareholders approved the take-over (merger by absorption) of Lar Carbon S.A. by Cementos Lima S.A., as well as the corresponding merger project, with the 1st of March as the date on which the take-over would take effect.

In a meeting on the 17th of March 2003, the Board of Directors approved the internal conduct regulations concerning the reporting of significant events, confidential information and other communications, in compliance with article 13 of CONASEV ruling N° 107-2002-EF/94.10.

On the 24th of June 2003, the Board of Directors agreed to build the "Atocongo - Conchán Conveyor Belt Environmental Project", requiring an investment estimated at US$ 24 million (twenty four million United States dollars), to be provided from the Company's own resources and local borrowing and which will be completed within eighteen months after the corresponding municipal licenses have been obtained. It is estimated that these permits will be granted by March 2004.

On the 18th of July 2003, the Board of Directors agreed to pay a dividend of US$ 0.12 per ordinary share and US$ 0.012 per investment share on account of retained earnings from fiscal year 2003.

> "There were no movements in the capital and investment share accounts during 2003".

On the 30th of September 2003, the Board of Directors appointed as a director of the Company Mr. Julio Ramirez, to cover the vacancy left by Mr. Víctor de la Torre, highly respected founding shareholder and a former chairman and director of the Company, who regretfully passed away on the 6th of August this year in Lima.

On the 29th of October 2003 the Board of Directors agreed to pay a dividend of US$ 0.12 per ordinary share and US$ 0.012 per investment share on account of retained earnings from fiscal year 2003.

This year there were no movements in the capital and investment share accounts so that the figures as at the 31st of December 2003 (in nuevos soles adjusted to that date) were as follows:

As at the 31st December 2003

Capital	369,266,290
Capital adjustment	5,536,540
Investment shares	47,701,066
Investment Shares adjustment	715,199
Legal Reserve	73,853,258
Reserve to be capitalized	4
Accumulated results	146,094,022
Result of the fiscal year	91,312,868
Total equity	734,479,247

The equity as at the 31st of December 2003 continued to be held 88.56% by the ordinary shareholders and 11.44% by the investment shareholders.

A ruling handed down by the First Civil Chamber of Lima's Superior Judicial Court on the 31st of January 2003, and notified on the 12th of February 2003, upheld the protection action brought by Cementos Lima S.A. on the 8th of February 2001. This final ruling, which has the authority of res judicata, states that Cementos Lima S.A. is not liable to pay to the Peruvian tax authorities ("SUNAT") the amounts claimed in income tax and general sales tax for fiscal years 1995 to 1999 notified in November 2000 and January 2001 and amounting to a total as at that date of S/. 69,000,000 approximately. This ruling declares that the tax authority violated the constitutional rights of Cementos Lima S.A., by ignoring the judicial, legal and taxation effects of the management services effectively provided by Sindicato de Inversiones y Administración S.A., in accordance with the Management Contract included in the public deed of incorporation and by laws of Cementos Lima S.A. dated the 28th of December 1967. The tax authority has also been ordered to refrain from issuing new schedules of taxes owed and fines and from any other act which fails to recognize the judicial, legal and taxation effects of the contract in question.

In this ruling the Judiciary has established that the claims violated the constitutional right to non-confiscatory taxation, by attempting to collect twice the income tax and twice the sales tax applicable to the management services, when the legal status of the management services has not caused any detriment whatsoever to the exchequer whilst the tax authority itself - and indeed the Peruvian Government when it held shares in the Company and for the purposes of auctioning its shares in 1994 - had for thirty three years recognized the need for and effectiveness of the Management Contract. The ruling also established that the claims violated the constitutional rights to property and to personal freedom and security, given that no one is obliged to do what is not required by law or is prevented from doing what the law does not prohibit.

In April 2003, the tax authority filed an appeal for legal protection with the Third Civil Chamber of Lima's Superior Judicial Court against the ruling obtained by the Company, but the Chamber judges ruled unanimously that the appeal was inadmissible. The tax authority then appealed against this last ruling and this is currently being examined by the Supreme Court, which should uphold the ruling that the appeal for legal protection lodged by the tax authority is inadmissible.

In February 2003 the district municipality of "Santo Domingo de los Olleros" notified the Company of various rulings and fines of approximately S/. 35.3 million, related to local



government taxes, despite the fact that the Company has no property and has not carried out any work in that jurisdiction. In the 15th of October 2003, the 15th Civil Court of Lima upheld an appeal for legal protection filed by the Company and, therefore, the above-mentioned fines are inapplicable. The municipality has appealed this last ruling and it is being examined by the Superior Court.

In December 2003, SUNAT served a number of notices on the Company requesting the return to the Treasury of the "drawback" (simplified restitution of customs duties amounting to 5% of the FOB value of exports) received in 2001 and 2002. In January 2004 the Company appealed against these rulings and management believes that the process should end favorably for the Company.

As at the 31st of December 2003, the independent auditors Messrs. Medina, Zaldivar, Paredes & Asociados Sociedad Civil (a member company of Ernst & Young), were responsible throughout fiscal year 2003 for external auditing and have issued an unqualified opinion on the Balance Sheets, Statements of Income, Statements of Changes in Shareholders' Equity and Statements of Cash Flows dated the 31st of December 2003, adjusted for inflation, which form part of this annual report.

ADMINISTRATION, MANAGEMENT AND TECHNICAL ASSISTANCE

In accordance with the Articles of Incorporation of Cementos Lima S.A. dated the 28th of December 1967 and with a decision of the General Meeting of Shareholders held on the 28th of December 1981, during 2003 the management of the Company continued to be carried out efficiently and responsibly by Sindicato de Inversiones y Administración S.A. under a contract in force until the 12th of April 2007.

During 2003, ARPL Tecnología Industrial S.A. continued to provide its important technical support in accordance with a contract now in force until the 31st of December 2005, which will be renewed automatically on that date for a further 2 years.

The board of directors acknowledges once more the valuable and conscientious management and direction provided by SIA as well as the important technical support of ARPL during 2003.

ACKNOWLEDGEMENTS

The Board of Directors appreciates the efforts of each one of the members of the Cementos Lima S.A. team, which makes possible the endurance of the Company in a solid, profitable, and leadership position in the Peruvian cement industry with an international presence that generates foreign currency for Perú through its exports.

THE BOARD OF DIRECTORS.
Lima, 16th March 2004

Jaime Rizo-Patrón	Carlos Ugás
Chairman of the Board of Directors	Director General Manager



Financial Statements





ITRAL de RESE

Commitment and dedication made possible

the fulfillment of the objectives for this year





ERNST & YOUNG

■ Medina, Zaldivar, Paredes & Asociados
Sociedad Civil

Translation of a report and financial statements originally issued in Spanish - See Note 29 to the financial statements

Report of Independent Auditors

To the Shareholders of Cementos Lima S.A.

1. We have audited the accompanying balance sheets of **Cementos Lima S.A.** (a Peruvian company, subsidiary of Sindicato de Inversiones y Administración S.A.) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3. The financial statements of **Cementos Lima S.A.** have been prepared to comply with Peruvian legal requirements regarding the presentation of financial information to shareholders and to the Comisión Nacional Supervisora de Empresas y Valores - CONASEV (National Supervisory Commission for Companies and Securities), and recognize the investments in affiliates on a cost basis and not on a consolidated basis. Therefore, the financial statements referred to above should be read together with the consolidated financial statements of the Company and its affiliates, presented separately. Selected information from such consolidated financial statements is presented in note 1.

4. In our opinion, the financial statements referred to above present fairly, in all material respects and for the purposes explained in the paragraph 3, the financial position of **Cementos Lima S.A.** as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Peru.

Countersigned by:

Medina, Zaldivar, Paredes & Asociados

Marco Antonio Zaldívar
C.P.C. Register No. 12477

Lima, Peru
January 16th, 2004

Cementos Lima S.A.

Balance Sheets

As of December 31, 2003 and 2002

Assets	Note	2003	2002
		S/(000)	S/(000)
Current assets			
Cash and cash equivalents		2,713	6,073
Trade accounts receivable, net	4	22,098	15,851
Accounts receivable from Principal and affiliates	23	8,409	2,118
Other accounts receivable, net	5	6,804	14,973
Inventories	6	140,464	131,392
Prepaid expenses		6,237	8,089
Total current assets		**186,725**	**178,496**
Long-term other accounts receivable	5	11,496	14,873
Deferred stripping cost	2(h)	32,038	24,524
Investments, net	7	27,346	61,722
Property, plant and equipment, net	8	639,320	667,595
Other assets, net	9	48,725	30,461
Total assets		**945,650**	**977,671**

The accompanying notes are an integral part of these balance sheets.

Liabilities and shareholders' equity	Note	2003	2002
		S/(000)	S/(000)
Current liabilities			
Bank loans and overdrafts	10	54,946	34,060
Trade accounts payable	11	31,572	30,711
Accounts payable to Principal and affiliates	23	1,830	6,461
Other current liabilities	12	25,919	65,383
Current portion of long-term debts	13	27,827	59,751
Total current liabilities		**142,094**	**196,366**
Long-term debts	13	15,588	44,936
Deferred liability from income tax and workers' participation	14	53,489	54,611
Total liabilities		**211,171**	**295,913**
Contingencies	24	-	-
Shareholders' equity	15		
Capital stock		374,803	374,803
Investment shares		48,416	48,416
Legal reserve		73,853	75,330
Retained earnings		237,407	183,209
Total shareholders' equity		**734,479**	**681,758**
Total liabilities and shareholders' equity		**945,650**	**977,671**

The accompanying notes are an integral part of these balance sheets.

Statements of Income

For the years ended December 31, 2003 and 2002

	Note	2003	2002
		S/(000)	S/(000)
Net sales	17	528,518	524,947
Operating costs and expenses			
Operating costs	18	(234,283)	(228,432)
Depreciation	8	(90,197)	(82,783)
Administrative expenses	19	(46,574)	(41,016)
Selling expenses	20	(15,604)	(15,220)
Amortization	9	(3,740)	(1,879)
Total operating costs and expenses		**(390,398)**	**(369,330)**
Operating income		138,120	155,617
Other income (expenses)			
Financial, net	22	(3,470)	(6,818)
Gain (loss) from exposure to inflation		3,414	(3,178)
Other income, net		1,400	3,194
Total other income (expenses)		**1,344**	**(6,802)**

The accompanying notes are an integral part of these balance sheets.

	Note	2003	2002
		S/(000)	S/(000)
Income before workers' participation and income tax		139,464	148,815
Workers' participation	14	(11,569)	(16,770)
Income tax	14	(36,582)	(36,162)
Net Income		**91,313**	**95,883**
Weighed average number of shares outstanding (in thousand of units)			
Common shares	25	36,927	36,549
Investment shares	25	47,701	47,214
Basic and diluted earnings per share (in Peruvian Nuevos soles)			
Common shares	25	2.19	2.32
Investment shares	25	0.22	0.23

The accompanying notes are an integral part of these balance sheets.

Translation of a report and financial statements originally issued in Spanish - See Note 29 to the financial statement

Cementos Lima S.A.

Statements of Changes in Shareholders' Equity

For the years ended December 31, 2003 and 2002

	Number of shares		
	Common	Investment	Capital stock S/(000)
Balance as of January 1st, 2002	**36,081,657**	**46,609,549**	**366,056**
Cash dividends, note 15(e)	-	-	-
Transfer to legal reserve	-	-	-
Adjustment to reinvested profits - Law N°27394, note 15(c)	-	-	-
Reinvested profits -- Law N°27394, Note 15(c)	844,972	1,091,517	8,747
Prescribed dividends	-	-	-
Adjustment of prior years, Note 14(c)	-	-	-
Net income	-	-	-
Balance as of December 31, 2002	**36,926,629**	**47,701,066**	**374,803**
Cash dividends, note 15(e)	-	-	-
Prescribed dividends	-	-	-
Transfer to legal reserve	-	-	-
Adjustment workers' participation sharing and income tax	-	-	-
Net income	-	-	-
Balance as of December 31, 2003	**36,926,629**	**47,701,066**	**374,803**

The accompanying notes are an integral part of these balance sheets.

nvestment shares S/(000)	Reinvested profits - Law N°27394 S/(000)	Legal reserve S/(000)	Retained earnings S/(000)	Total S/(000)
7,287	8,987	74,858	202,878	700,066
-	-	-	(106,631)	(106,631)
-	-	431	(431)	-
-	889	-	(889)	-
1,129	(9,876)	-	-	-
-	-	41	-	41
-	-	-	(7,601)	(7,601)
-	-	-	95,883	95,883
8,416	-	75,330	183,209	681,758
-	-	-	(35,229)	(35,229)
-	-	3	-	3
-	-	(1,480)	1,480	-
-	-	-	(3,366)	(3,366)
-	-	-	91,313	91,313
8,416	-	73,853	237,407	734,479

Statements of Cash Flows

For the years ended December 31, 2003 and 2002

	2003 S/(000)	2002 S/(000)
Operating activities		
Collection from customers, included value added tax	621,547	586,555
Payment to suppliers	(293,775)	(253,063)
Payment to employees	(75,414)	(77,421)
Payment of taxes	(65,286)	(99,816)
Payment of interest	(4,519)	(9,080)
Others net	(1,027)	19,091
Net cash and cash equivalents provided by operating activities	**181,526**	**166,266**
Investing activities		
Sale of investments	-	51
Payment for purchase of Affiliate's investments	(26,164)	-
Purchase of property, plant and equipment	(40,783)	(25,825)
Purchase of other assets	(9,038)	(8,527)
Net cash and cash equivalents used in investing activities	**(75,985)**	**(34,301)**
Financing activities		
Increase (decrease) of bank loans, net	(3,982)	30,485
Amortization of long-term debt	(58,570)	(95,120)
Payments of dividends	(74,095)	(67,762)
Net cash and cash equivalents used in financing activities	**(136,647)**	**(132,397)**
Net decrease of cash	(31,106)	(432)
Cash and cash equivalents at beginning of year	6,073	6,505
Cash and cash equivalents from Lar Carbón S.A. merger	27,746	-
Cash and cash equivalents at end of year	**2,713**	**6,073**

The accompanying notes are an integral part of these balance sheets.

	2003 S/(000)	2002 S/(000)
Reconciliation of net income to net cash and cash equivalents provided by operating activities		
Net income	91,313	95,883
Add (deduct)		
Depreciation	90,197	82,783
Amortization	3,740	1,879
Net cost of property, plant and equipment retired	2,851	7,771
Provision for impairment assets	1,205	-
Deferred income tax and workers' participation	(5,294)	(3,854)
Gain (loss) from exposure to inflation	(3,414)	3,178
Provision for doubtful accounts receivable	160	286
Adjustment to deferred income tax	806	-
Net changes in assets and liabilities accounts Decrease (increase) of operating assets -		
Trade accounts receivable	(5,731)	(3,248)
Accounts receivable from Principal and affiliates	(6,291)	5,644
Other accounts receivable	11,546	(4,154)
Inventories	1,201	(10,853)
Prepaid expenses	2,259	(3,443)
Deferred stripping cost	(7,514)	(8,455)
Increase (decrease) of operating liabilities		
Trade accounts payable	688	4,403
Accounts payable to Principal and affiliates	(4,631)	6,006
Other current liabilities	8,435	(7,560)
Net cash and cash equivalents provided by operating activities	**181,526**	**166,266**

The accompanying notes are an integral part of these balance sheets.

Notes to the Financial Statements

As of December 31, 2003 and 2002

1. Business activity

Cementos Lima S.A. (hereafter "the Company") was incorporated in December of 1967. The Company is a subsidiary of Sindicato de Inversiones y Administración S.A. (hereafter "the Principal"), which owns 68.03 percent of its capital stock. The Company's legal address is Av. Atocongo 2440, Villa María del Triunfo, Lima, Peru.

The Company's primary activity is the production and commercialization of all types of cements and clinker for sale in the domestic and export markets. The Company has a plant located in the department of Lima with a production capacity of 3.6 million MT/year of clinker and approximately 4.5 million MT/year of cement.

The Company's management function is performed by its Principal (SIA), following terms detailed in the Public Deed dated December 28, 1967, for renewable five year periods; the current term expiring in April of 2007. Pursuant to this management contract, SIA receives an annual fee for its services in an amount equal to 10% of the Company's net profits (computed before other participations and income tax), if such net profits exceed 40% of the original capital stock value of Cementos Lima S.A.

The number of workers employed by the Company was 370 and 355 as of December 31, 2003 and 2002, respectively.

In the General Shareholder's Meeting held on February 28, 2003, a merger process was approved by which the Company absorbed its subsidiary Lar Carbón S.A. The merger was effective on March 1, 2003. Lar Carbón S.A. was incorporated in October 1990, it's primary business objective was the production and commercialization of coal in the country. Previously, in January 2003 the Company acquired the whole of the representative shares of the referred subsidiary. As part of the merger, assets and liabilities were incorporated by approximately S/81,540,000 (which included S/34,370,000 on fixed assets) and S/28,163,000, respectively. As a result of the merger process, Lar Carbón S.A. was extinguished without undergoing dissolution or liquidation. This process did not lead to a variation on the Company's capital stock, as this was the only partner of the absorbed Company during the merger. Therefore, its capital stock did not increase nor new shares were issued. The merger process was accounted following the established procedures within the purchase method, so that the accompanying financial statements as of December 31, 2002, remain invariable. Likewise, as a result of the acquisition of shares from Lar Carbón S.A. to third parties and its following merger, a goodwill was recorded amounting to S/12,963,000 that is shown in the Other assets, net caption, see note 9.

The financial statements for the year-ended 2003 have been approved by the Management and will be submitted for approval to the Board of Directors and the General Shareholders' Meeting within the timeframe established by law. In Management's opinion the accompanying 2003 financial statements will be approved without any modification at the Board of Directors and the General Shareholders' Meetings that will be held during the first semester of 2004.

The accompanying financial statements reflect the Company's individual activity, without including the effects of the consolidation of these financial statements with those of its affiliates. However, the Company does prepare separate consolidated financial statements; which show the following amounts:

	2003 S/(000)	2002 S/(000)
Total assets	1,023,360	1,116,020
Total liabilities	266,139	392,754
Minority interest	26,585	43,801
Shareholders' equity	730,636	679,465
Total sales	607,412	611,237
Operating income	142,808	164,615
Net income	81,102	85,295

2. Significant accounting principles and practices

In the preparation and presentation of the accompanying financial statements, Management has applied those International Accounting Standards that have been approved in Peru and other accounting regulations formalized as of December 31, 2003 and 2002. The significant accounting principles and practices used in the preparation of these financial statements are summarized below:

(a)Use of estimates and assumptions -

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses for the years ended December 31, 2003 and 2002. Actual results may differ from those estimates.

(b)Financial statements adjusted by inflation -

The accompanying financial statements have been prepared from the Company's accounting records that are maintained in nominal monetary amounts and adjusted to reflect the changes in the National Wholesale Price Level Index (PLI). The variations according to PLI were as follows:

Years	Inflation (deflation)
1999	5.5
2000	3.8
2001	(2.2)
2002	1.7
2003	2.0

Notes to the Financial Statements (continued)

Non-monetary accounts in the balance sheets were inflation adjusted using coefficients based on the PLI, according to the original transaction date of the account components. Monetary accounts were not adjusted, as the book balances represent the monetary value of their components at the date of the balance sheets. Income statement accounts were adjusted by applying the average monthly rate to the transaction amount corresponding to each month; exchange differences were excluded. Depreciation and amortization were calculated based on inflation the adjusted amounts of the related assets. The net result of exposure to inflation arising from such adjustments is shown in the statements of income.

(c) Foreign currency transactions -

Transactions occurring in a foreign currency are recorded in local Peruvian currency by applying to the foreign currency amount the exchange rate at the date of the transaction. Exchange gains and losses resulting from differences between the exchange rate at year- end and the exchange rate in which transactions were initially recorded, are recognized in the statement of income in the period in which they arise, see Note 3, and are presented in the caption gain (loss) from exposure to inflation.

(d) Financial assets and liabilities -

Financial assets and liabilities shown in the balance sheets correspond to cash and cash equivalents, accounts receivable, bank loans, accounts payable and long - term debts.

Financial assets and liabilities are offset when the Company has a legally enforceable right to net the recognized amounts and Management intends either to settle them on a net basis, or realize the asset and settle the liability simultaneously.

(e) Cash and cash equivalents -

Cash and cash equivalents consist of all cash and cash equivalents balances with an original maturity of up to three months.

(f) Accounts receivable -

Accounts receivable are stated at their nominal value.

(g) Inventories -

Inventories are stated at the lower of cost or net realizable value. Net realizable value is equal to the estimated sales price in the normal course of business less costs necessary to complete and ready the item for sale and costs required to sell and distribute the item. Cost is determined primarily by the weighted average cost method, except for inventories in transit, which are valued at specific acquisition cost. The cost of products in process and finished products include an allocation for fixed and variable production costs.

(h) Deferred stripping cost -

The Company is deferring the stripping cost related to expansion of the Atocongo and Cristina quarries exploitation area. For purposes of determining the amount of deferred stripping cost the Company calculates a cost per ton coefficient by dividing the total amount of the overburden to be removed by the total tons of limestone expected to be extracted during the useful life of the quarries. Additional costs are deferred or amortized when the actual stripping amount is greater or smaller, respectively, than the estimated amount using the aforementioned coefficient.

(i) Investments -

Stock investments in affiliated companies are recorded at cost. Cash dividends are credited to income when approved. Annually, the Company compares the carrying value of its investments with their equity value and establishes a impairment provisions as necessary when there is a permanent deterioration of its investment.

(j) Property, plant and equipment -

Property, plant and equipment are stated at cost, net of accumulated depreciation. The cost of property, plant and equipment includes voluntary revaluation made based appraisals by independent experts. Maintenance and minor repairs are charged to expenses as incurred. Expenditures, which will result in future economic benefits, beyond its originally assessed performance standards, are capitalized.

Machinery costs include interest, on loans obtained for financing the plant expansion, accrued during the construction phase of the plant expansion project.

Depreciation is accounted for under the straight-line method using the following estimated useful lives:

	Years
Buildings and camps	33
Roads	33
Other constructions	10
Machinery	5 and 10
Vehicles	5
Furnitures and fixtures	10
Other equipments	4 and 10

The useful lives assigned and depreciation method chosen by the Company are reviewed periodically to assure that they are consistent with economic benefit and life expectations for use of property, plant and equipment items.

Work in progress includes disbursements for construction of assets and other indirect costs. Work in progress is not depreciated until such balances are transferred to fixed assets and placed in operation.

The cost of property, plant and equipment also includes certain replacement parts directly related to certain specific assets.

When property, plant and equipment are sold or retired, their cost and accumulated depreciation are eliminated and any gain or loss resulting from their disposal is included in the statements of income.

Notes to the Financial Statements (continued)

(k)Joint venture agreements -

The Company has entered into a joint venture agreements for the purpose of developing studies respective to an electricity generation project, (see note 9). The costs associated with the joint venture are recognize following the proportional participation method and are shown in the caption "Other assets, net" of the balance sheets.

(l) Mining concessions -

Significant expenditures related to the acquisition of mining concessions are capitalized and amortized over a period of ten years and presented under the caption "other assets, net" in the balance sheets. Amounts previously capitalized are charged to expense in the year in which the Company determines that the investment made in the mining concession is not recoverable.

(m)Impairment of assets -

The Company undertakes an evaluation of impairment of assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is calculated as the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The net selling price is the amount at which the asset can be sold in a free market transaction; value in use is generally computed as the present value of the sum of estimated future cash flows expected from continual use of the asset and its disposal at the end of its useful life. An impairment loss recognized in previous years is reversed if changes occur in the estimates used in determining the impairment loss.

(n)Revenue recognition

Sales are recognized when all the risks and benefits inherent to product ownership have been transferred, it is probable that economic benefits associated with the transaction will flow to the Company, and the amount of revenue can be reliably measured.

Interest revenue is recognized on a time basis using the effective rate on the underlying asset.

(o)Recognition of costs and expenses -

The cost of sales corresponding to the production cost of the cement and clinker that the Company markets is recorded at the time the products are delivered, simultaneously with the recognition of revenue on the sale.

Interest expense on loans is recorded to expense on an accrual basis. Interest expense on loans obtained specifically for the acquisition or construction of a qualifying asset are capitalized. The capitalization of interest commences when activities to build the property are in progress and interest costs are being incurred. The capitalization of interest ceases at the time assets are ready to be placed in use.

Other costs and expenses are recognized on an accrual basis, disregarding the moment they are paid and are recorded in the periods to which they relate.

(p)Income tax and workers' participation -

The current portion of income tax and workers' participation is calculated and recorded in accordance with prevailing legal regulations. Additionally, under the liability method, the Company recognizes the effect of temporary differences between book and tax basis to the extent that those differences result in a deferred liability. In the event that temporary differences lead to the calculation of a deferred asset, such asset is fully provisioned if it is more likely than the deferred asset will not be recovered.

(q) Accruals

An accrual is only recognized when the Company has a current obligation as a result of past events, it is probable to require resources of the Company to settle the obligation and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best estimation at the date of the balance sheets.

(r) Contingencies -

Contingent liabilities are recorded in the financial statements when it is probable that future events will confirm them, as long as their amount can be reasonabl estimated. Contingent liabilities deemed as possible are only disclosed in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the Financial Statements when it is probable that they will be realized.

(s) Goodwill -

On February 28, 2003, it was approved a merger process by which the Company absorbed its subsidiary Lar Carbón S.A. The merger was effective on March 1, 2003. The goodwill corresponds to the difference between Lar Carbón S.A. shares' acquisition cost and the fair value of the acquired assets and liabilities at the moment of the merger. Goodwill is amortized on a straight-line basis over a 10 year period.

(t) Earnings per share

Earnings per basic and diluted share haves been calculated by dividing the net income attributable to common and investment shares by the weighted average number of outstanding ordinary shares as of the date of the balance sheets, see note 25.

(u) Comparison of the financial statements -

Balances corresponding to the prior year financial statements have been adjusted at the wholesale price level as of December 31, 2003. Certain amounts in the financial statements as of December 31, 2002 were reclassified to make them comparable with the current period.

3. Foreign currency transactions

Transactions in foreign currency are made at free market. As of December 31, 2003, the weighted average free market exchange rates for transactions in U.S. dollars was S/3.461 for buying and S/3.464 for selling (S/3.513 for buying and S/3.515 for selling as of December 31, 2002).

Notes to the Financial Statements (continued)

As of December 31, 2003 and 2002, the Company's assets and liabilities in foreign currency were as follow:

	2003 US$(000)	2002 US$(000)
Assets		
Cash and cash equivalents	185	311
Trade accounts receivable, net	3,505	2,837
Accounts receivable from Principal and affiliates	756	381
Other accounts receivables, net (include- non-current portion)	5,054	7,888
Prepaid expenses	1,607	2,023
	11,107	**13,440**
Liabilities		
Bank loans and overdraft	15,858	9,500
Trade accounts payable	6,020	6,852
Accounts payable to Principal and affiliates	9	9
Other current liabilities	1,124	1,864
Long-term debt (include non- current portion)	12,533	29,199
	35,544	**47,424**
Net liability position	**24,437**	**33,984**

Company's Management has decided to accept the exchange risk of this position and has not carried out operations with derivative products for hedging purposes.

The devaluation (revaluation) rates, stated in percentages, of the local Peruvian currency with respect to the U.S. dollar are as follows:

Year	
1999	11.3
2000	0.5
2001	(2.3)
2002	2.0
2003	(1.5)

The net gain calculated on foreign currency translation of assets and liabilities was approximately S/1,892,000 in 2003 (net loss of approximately S/802,000 in 2002). This amount is included in the statements of income under the caption "gain (loss) from exposure to inflation".

4. Trade accounts receivable, net

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Invoices receivable		
Third parties	14,378	7,859
Subsidiary, note 23	7,561	7,556
	21,939	**15,415**
Bills of payment receivable from third parties	791	908
	22,730	**16,323**
Less		
Provision for doubtful accounts	(632)	(472)
	22,098	**15,851**

Trade accounts receivable to third parties are stated in Peruvian Nuevos Soles, except for those related to export sales, which are stated in U.S. dollars; amounting to approximately S/3,098,000 as of December 31, 2003 (S/1,739,000 as of December 31, 2002). Accounts receivable have current maturities and do no accrue interest.

In Management's opinion, the provision for doubtful accounts receivable is adequate in consideration of assessed risk at December 31, 2003 and 2002.

Notes to the Financial Statements (continued)

5. Other accounts receivable, net

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Third parties loans (a)	15,398	18,980
Account receivable from Cemento Andino S.A. from the sale of mining rights over mining concession at Oyón – Lima (b)	-	6,033
Claims to third parties	338	1,087
Interests receivable	80	1,639
Personnel accounts receivable	771	681
Other accounts receivable	1,838	1,561
	18,425	**29,981**
Less		
Provision for doubtful accounts	125	135
	18,300	29,846
Current portion	**6,804**	**14,973**
Non current portion	**11,496**	**14,873**

(a) At December 31, 2003 and 2002, this amount relates primarily to the account receivable from Minera San Martín S.A. generated in connection with the Company's sale of certain machinery and its granting of loans. The loans were granted under the development and exploration contract for mining concession in the Atocongo quarries, in return for which Minera San Martín S.A. committed itself to provide services for exploitation and transportation of limestone from the Company's quarries to its processing plant.

The loan has an established interest rate of 7 percent and the last installment on the loan is due on December 31, 2006.

(b) In December 2002, the Company sold to Cemento Andino S.A. the coal mining rights of the concession located in the province of Oyón, department of Lima. The transaction amounted to US$1,680,000.

6. Inventories

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Finished products	2,101	2,266
Products in process (a)	47,613	47,259
Raw material (b)	21,287	8,044
Containers and packages	11,270	7,531
Spare parts, materials and supplies (c)	53,140	55,169
Inventories in transit	5,053	11,123
	140,464	**131,392**

(a) Products in process include clinker in production and limestone extracted from the Company's quarries and awaiting to be used in the production process.

(b) The raw materials include gypsum, silice and coal. During 2003, as a consequence of the merger process with Lar Carbón S.A., the Company performs coal's import and coal's crushing for own consumption and sales to third parties.

(c) In Management's opinion, based on the results of the evaluation performed with the participation of the Company's operational areas, it is not necessary to record an accrual for certain spare parts and materials with slow turnover, due to the fact that it is expected that such spare parts and materials will be used in the normal course of the Company's operations.

Notes to the Financial Statements (continued)

7. Investment, net

This item is made up as follows:

Company	Main activity
Affiliates	
Lar Carbón S.A. (a)	Extraction, exploitation and commercialization of coal
Inversiones en Concreto y Afines S.A. (b)	Hold a 60 percent equity investment in shares of Unión de Concreteras S.A. – UNICON
Generación Eléctrica de Atocongo S.A. (c)	Generation of electric power
Others	-
Others	
Bonds and other investments	

(a) According to Note 1, the Company acquired from thirds parties the shares from Lar Carbón S.A. and then absorbed this Company, the merger was effective on March 1, 2003.

(b) Management of the Company believes that the decline in fair value of the equity investment in Inversiones en Concreto y Afines S.A. is of temporary in nature, and therefore, the Company believes it is not necessary to record a provision for the decline in value of the investment as of the date of the balance sheets.

(c) The value of the participation in the net equity of its affiliates has been determined on the base of the financial not audited statements emitted by the respectives companies as of December 31, 2003 and the audited financial statements as of December 31, 2002.

Percentage of share in net equity		Amount		Amount of share in net equity	
2003	2002	2003 S/(000)	2002 S/(000)	2003 S/(000)	2002 S/(000)
-	69.38	-	34,328	-	37,719
60.00	60.00	26,655	26,655	20,257	21,126
99.85	99.85	189	190	234	1,392
Various	Various	337	336	-	-
		27,181	61,509	20,491	60,237
		7,346	61,722	20,491	60,237

Notes to the Financial Statements (continued)

8. Property, plant and equipment, net

The annual movement of the property, plant and equipment cost and accumulated depreciation balances are as follows:

	Lands	Buildings and camps	Roads	Other constructions	Machinery
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost					
Balance as of January 1, 2003	**16,500**	**247,684**	**5,081**	**35,900**	**1,147,590**
Additions	2,859	63	-	75	960
Retirements and others	(44)	-	-	-	(4,284)
Transfers	3,756	481	-	247	9,740
Lar Carbón S.A. absorption, Note 1	-	8,369	-	1,937	83,490
Balance as of December 31, 2003	**23,071**	**256,597**	**5,081**	**38,159**	**1,237,496**
Accumulated depreciation					
Balance as of January 1, 2003	**-**	**108,219**	**3,756**	**26,859**	**691,529**
Additions	-	5,588	134	1,700	79,910
Retirements and others	-	-	-	-	(1,845)
Lar Carbón S.A. absorption, Note 1	-	3,506	-	579	65,942
Balance as of December 31, 2003	**-**	**117,313**	**3,890**	**29,138**	**835,536**
Provision for impairment	-	-	-	-	-
Net book value	**23,071**	**139,284**	**1,191**	**9,021**	**401,960**

(a) Fully depreciated assets -

Fully depreciated assets as of December 31, 2003 amounted to S/560,961,000 (S/519,702,000 as of December 31, 2002).

(b) Interests -

The caption "Property, Plant and Equipment" includes loans costs, net of accumulated depreciation, amounted to of S/24,524,000 and S/28,497,000 as of December 31, 2003 and 2002, respectively.

(c) Guarantees -

As explained in Note 13, the Company has pledged its fixed assets as security one the loans obtained for the construction of the plant expansion.

Vehicles	Furniture and fixtures	Other equipments	Replacement equipments	Work in progress	Total 2003	Total 2002
S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
69,554	**10,965**	**19,359**	**16,468**	**19,493**	**1,588,594**	**1,571,994**
1,813	184	1,019	779	33,031	40,783	25,825
(2,679)	(71)	(80)	-	(361)	(7,519)	(9,225)
209	49	636	(4,182)	(10,936)	-	-
267	135	3,247	-	-	97,445	-
69,164	**11,262**	**24,181**	**13,065**	**41,227**	**1,719,303**	**1,588,594**
67,892	**9,555**	**13,189**	**-**	**-**	**920,999**	**839,670**
580	299	1,986	-	-	90,197	82,783
(2,677)	(66)	(80)	-	-	(4,668)	(1,454)
156	81	1,986	-	-	72,250	-
65,951	**9,869**	**17,081**	**-**	**-**	**1,078,778**	**920,999**
-	-	-	(1,205)	-	(1,205)	-
3,213	**1,393**	**7,100**	**11,860**	**41,227**	**639,320**	**667,595**

(d) *Works in progress -*

Works in progress principally corresponds to the Company's investments in projects for the construction of electrostatic precipitators for reduction of emissions of clinker cooler of the oven 2 and reactivation of the oven 1.

(e) The Company maintains insurance coverage on its main assets in accordance with the policies established by Management. As of December 31, 2003 and 2002, the Company has insurance coverage for all of its properties; the Company's maximum loss exposure isof US$55 million. The covered value of the insured items is US$400 million as of December 31, 2003 and US$450 million as of December 2002. In Management's opinion the insurance policies are consistent with international practice in the industry and the coverage for risk of loss due to accidents and events covered under the insurance policy is reasonable, based on the type of assets owned by the Company.

Notes to the Financial Statements (continued)

9. Other assets, net

The annual movement in the other assets account and accumulated amortization balances are as follows:

	Hydroelectric Project El Platanal (a) S/(000)	Other concessions S/(000)
Cost		
Balance as of January 1, 2003	**25,288**	**7,701**
Additions	1,619	4,981
Retirements	-	-
Balance as of December 31, 2003	**26,907**	**12,682**
Accumulated amortization		
Balance as of January 1, 2003	**-**	**2,537**
Additions	-	455
Retirements	-	-
Balance as of December 31, 2003	**-**	**2,992**
Net book value	**26,907**	**9,690**

(a) In November 1996, the Company obtained a temporary concession to complete feasibility studies related to electric power generation activities in the Cañete River, located in the Cañete province, department of Lima. The integrated project named "El Platanal" ("the Project") unites the hydro-electric potential of the Cañete River with the Pampas de Con Con Topara irrigation project.

In June of 1998, the Company entered into a business partnership agreement with Cemento Andino S.A. by virtue of which the Company became the Project's operator with a 67 percent interest; the remaining interest in the Project was assumed by Cemento Andino S.A. The duration of the contract extends until the Company transfers the feasibility studies to the company that will execute such plans.

By means of Supreme Resolution N° 130-2001-EM, the Peruvian Government granted the Company a permanent electric power generation concession, including the right to use water from the Cañete River. Pursuant to the Permanent Electric Power Generation Concession Contract signed with the

Goodwill	Deferred charges	Total 2003	Total 2002
S/(000)	S/(000)	S/(000)	S/(000)
	15,266	58,255	57,191
12,963	2,441	22,004	8,527
-	-	-	(7,463)
12,963	27,707	80,259	58,255
	15,257	27,794	25,915
1,080	2,205	3,740	1,879
-	-	-	-
1,080	27,462	31,534	27,794
11,883	245	48,725	30,461

Ministry of Energy and Mines, the Project's scope includes the construction of two hydroelectric plants with a total generation capacity of 270 megawatts; the Project's construction budget is US$270 million, plus US$70 million related to irrigation and other works, and completion is estimated in the term of three to four years. Furthermore, by means of Supreme Resolution N°036-2003-EM as of October 2, 2003 it was approved the division of the permanent electric power generation concession in two independent power generation concessions: G-1 El Platanal with an installed capacity of 220 megawatts and G-2 Morro de Arica with an installed capacity of 50 megawatts.

The balance as of December 31, 2003 of S/26,907,000 (S/25,288,000 as of December 31, 2002) corresponds to the feasibility studies for the project.

Notes to the Financial Statements (continued)

10. Bank loans and overdrafts

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Overdrafts	215	-
Banco de Credito del Peru	54,731	19,719
BBVA Banco Continental	-	14,341
	54,946	**34,060**

The bank loans correspond to promissory notes denominated in foreign currency and obtained to fund for working capital needs of the Company. The promissory notes have current maturities and are not backed by specific guarantees. The weighted average annual interest rates of these bank loans were 1.52 and 2.06 percent as of December 31, 2003 and 2002, respectively.

11. Trade accounts payable

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Affiliates, Note 23	7,528	3,907
Third parties (a)	24,044	26,804
	31,572	**30,711**

(a) Trade accounts payable are generated principally from the acquisition of materials, supplies, containers and packaging for the Company's products. They are stated in domestic and foreign currency, have current maturities, do not accrue interest and no guarantees have been given to secure these obligations. Trade accounts payable also include accounts due to ARPL Tecnología Industrial S.A. for engineering and technical assistance services amounting to approximately of S/858,000 at December 31, 2003 (S/2,209,000 at December 31, 2002). The total value of services provided by ARPL Tecnología Industrial S.A. for the years ended 2003 and 2002 amounted to approximately S/9,036,000 and S/8,313,000, respectively.

12. Other current liabilities

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Workers' participation	7,316	9,338
Taxes and contributions	5,671	6,970
Advances from customers	4,833	3,162
Remuneration payable	3,329	814
Interests payable	744	1,190
Dividends payable, Note 15(e)	169	39,038
Others	3,857	4,871
	25,919	**65,383**

Notes to the Financial Statements (continued)

13.Long-term debt

This item is made up as follows:

Creditor	Granted guarantees	Interest rate and maturity
Financing of plant expansion		
Syndicated Loan		
-Citibank N.A.	Industrial lien on machinery and equipment for US$29,368,885 and mining concession lien (a)	Libor yer plus 1% average per year, with semi-annual maturities until June 2204
-BBVA Banco Continental	Industrial lien on machinery and equipment for US$29,368,885 and mining concession lien (a)	Libor yer plus 1% average per year, with semi-annual maturities until June 2204
Deutsche Investitions-und Entwicklungsgesellschaft mbH	Mining concession lien (a)	9.55% per year, with semi-annual maturities until March 2006
Citibank N.A:		
-Funds from Overseas Private Investment Corporation	Industrial lien on machinery and equipment for US$37,540,832	Libor yer plus 1% average per year, with semi-annual maturities until January 2003
Dresdner Bank Lateinamerika AG	Industrial lien on machinery and equipment for US$8,600,000 and mining concession lien (a)	Libor plus 1.25% per year, with semi-annual maturities until February 2003
Others	-	-

(a) For purposes of securing these loans a lien on the Atocongo 5 mining concession has been established in the mount of US$51,331,115; such lien corresponds to Deutsche Investitions-und Entwicklungsgesellschaft mbH for US$25,500,000, to Dresdner Bank Lateinamerika AG for US$7,200,000 and to the syndicate comprised of Citibank N.A. and BBVA Banco Continental for US$18,631,115. In accordance with these loan contracts, the Company must comply with certain financial ratio covenants, as well as aspects regarding the management of the business and transactions with affiliates. In Management's opinion, the Company has complied with these covenants as of December 31, 2003 and 2002.

	Current		Non-current		Total debt	
	2003	2002	2003	2002	2003	2002
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
	9,237	19,122	-	9,560	9,237	28,682
	9,237	19,122	-	9,560	9,237	28,682
	9,353	8,605	15,588	25,816	24,941	34,421
	-	8,964	-	-	-	8,964
	-	3,628	-	-	-	3,628
	-	310	-	-	-	310
	27,827	**59,751**	**15,588**	**44,936**	**43,415**	**104,687**

(b) The long-term debt amortization schedule as of December 31, 2003 in U.S. dollars and in equivalent Peruvian Nuevos Soles is as follows:

Year	US$(000)	S/(000)
2005	3,000	10,392
2006	1,500	5,196
	4,500	**15,588**

(c) The long-term debt weighted average interest rates were 3.87 and 4.02 percent for the years-ended 2003 and 2002, respectively.

Notes to the Financial Statements (continued)

14. Deferred liability from income tax and workers' participation

(a) This item is made up as follows:

	Balance as of January 1, 2002	Adjustment to retained earnings	Credit to the statement of income
	S/(000)	S/(000)	S/(000)
Deferred liability			
Effect from the exceed of value of assets (revaluation)	38,460	9,834	(2,004)
Effect of capitalized interest	10,822	-	(1,386)
Other	1,582	(2,233)	(464)
	50,864	**7,601**	**(3,854)**

	2003	2002
	S/(000)	S/(000)
Distribution		
Workers' participation -		
Current	13,112	17,893
Deferred	(1,543)	(1,123)
	11,569	**16,770**
Income tax -		
Current	39,773	38,893
Deferred	(3,751)	(2,731)
Effect of the change of rate (b)	560	-
	36,582	**36,162**

Balance as of December 31, 2002	Other adjustments	Credit to the statement of income	Effect of the change of rate (b)	Balance as of December 31, 2003
S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
46,290	-	(3,532)	3,366	46,124
9,436	339	(1,363)	662	9,074
(1,115)	(93)	(399)	(102)	(1,709)
54,611	**246**	**(5,294)**	**3,926**	**53,489**

(b) As of December 31, 2003, the Company recorded the effect of the increase in the income tax rate, effective from January 1, 2004, from 27 to 30 percent. This effect modified the deferred liability for income tax and workers' participation, based on the temporary differences as of that date. As a consequence, the deferred liability increased by approximately S/3,926,000; this amount was expensed to income in 2003 by approximately S/560,000 and an adjustment to the equity by approximately S/3,366,000.

Notes to the Financial Statements (continued)

(c) The Company adjusted deferred liabilities as of December 31, 2001 during 2002. The adjustment required the recording of a debit to retained earnings and increased deferred liabilities for S/7,601,000 the adjustment was principally related to, the effect of the revaluation of fixed assets made in prior years.

(d) The reconciliation of the effective tax rate for workers' participation and income tax to the legal combined rate for the years ended 2003 and 2002 is as follows:

	2003 S/(000)	%	2002 S/(000)	%
Income before workers' participation sharing and income tax	139,464	100.00	148,815	100.00
Combined legal rate	47,836	34.30	51,044	34.30
Effect generated by the change of the income tax rate	560	0.40	-	-
Adjustments	(2,510)	(1.80)	-	-
Non deductible expenses, net	2,265	1.62	1,888	1.27
Expense of worker's participation sharing and income tax	48,151	34.52	52,932	35.57

15. Shareholders' equity

(a) Capital stock -
Capital stock subscribed and paid as of December 31, 2003 and 2002 is comprised of 36,926,629 common shares, with a nominal value of S/10 per share, which are, completely emitted and paid.

(b) Investment shares -
As of December 31, 2003 and 2002, there are 47,701,066 investment shares, with a nominal value of S/1 per share.

(c) Reinvestmented of profits - Law N°27394 -
This item corresponds to the amount withdrawn from undistributed profits as of December 31, 2001, pursuant to provisions established in Law N°27394 and Supreme Decree N°205-201-EF, which

regulated profit reinvestment for 2001. In the General Shareholders' Meeting dated June 12, 2002, capitalization ofe these profits was approved.

(d) Legal reserve -

According to the General Corporations Law, no less than 10% of the distributable profits of each year, after deducting income tax, shall be transferred to a legal reserve up to an amount equivalent to 20 percent of capital stock. The legal reserve may be used to offset losses or may be capitalized; in both cases, it should be restored from future profits.

(e) Dividends paid -

In Board of Directors' Meetings held in 2002 it was agreed to distribute dividends from available retained earnings for approximately S/106,631,000. The distribution approved for 2002, includes dividends amounting to S/38,824,000, whose payment is scheduled for February 21 and April 21, 2003 in accordance with the agreement reached in the Board of Directors' Meeting dated December 27, 2002. Dividends payable are stated under the caption "other current liabilities" in the balance sheets.

In Board of Directors' Meetings held on July 18 and October 29, 2003 it was agreed the distribution of dividends corresponding to profits of the year 2003, amounting to S/35,229,000, which were paid in September and December 2003.

16. Tax situation

(a) The Company is subject to the Peruvian tax laws.
As of January 1, 2004, the following tax modifications went into effect:

- The income tax rate is 30 percent. The statutory income tax rate in Perú for the year ended 2003 was 27 percent.

- Transactions made by the Company for amounts greater than S/5,000 or US$1,500, must be made using payment instruments through the financial system. Otherwise, payments made without using said payment means shall not be valid for tax purposes.

- As of February 1°, 2004, payment of the Tax on Financial Transactions (known in Spanish as ITF) will be mandatory. This tax burdens with 0.15 percent all debits or credits to bank accounts for operations in local or foreign currency. This tax is a deductible expense for income tax purposes.

(b) For purposes of determining the income tax and the value added tax, the transfer price among related parties and for transactions with companies domiciled in countries considered tax havens, prices should be supported by documentation containing information about the valuation methods applied and criteria used in determination of such. Based on an analysis of the Company's operations, Management and its legal advisors do not believe that the new transfer pricing regulations will result in significant contingencies for the Company as of December 31, 2003 and 2002.

Notes to the Financial Statements (continued)

As of 2004, the Company is obliged to file an annual informative declaration of these transactions, which will have the nature of an affidavit.

(c) Tax authorities are legally entitled to audit and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The Company's income tax and value added tax returns from 2000 to 2003 are still subject to audit by the tax authorities. Due to various possible interpretations of current legislation, it is not possible to determine whether or not such audits will result in tax liabilities for the Company; therefore, any eventual greater tax will be applied to the results of the year in which it is determined. However, in Management's opinion the Company's legal advisors, any additional tax assessment would not be significant to the Company's financial statements as of December 31, 2003, and 2002.

17. Net sales

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Domestic sales	474,813	474,424
Export	53,705	50,523
	528,518	**524,947**

18. Operationg costs

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Initial inventory of finished and in process products, Note 6	49,525	39,055
Deferred stripping cost	24,524	16,069
	74,049	55,124
Raw materials consumption	71,400	66,281
Fuel	50,558	63,508
Electric power	30,442	32,393
Personnel expenses, note 21	22,908	19,984
Containers	13,853	14,090
Other manufacturing costs	52,825	51,101
Final inventory of finished and in process products, note 6	(49,714)	(49,525)
Deferred stripping cost	(32,038)	(24,524)
	(81,752)	(74,049)
	234,283	**228,432**

Notes to the Financial Statements (continued)

19. Administrative expenses

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Management services, note 1	15,621	16,726
Personnel expenses, note 21	12,670	9,847
Services rendered by third parties	8,529	6,379
Various management expenses	5,082	3,481
Taxes	2,122	1,859
Board's fees	1,561	1,667
Period provisions	989	1,057
	46,574	**41,016**

20. Selling expenses

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Sales commissions	8,638	8,942
Services rendered by third parties	5,942	5,437
Various management expenses	650	497
Personnel expenses, note 21	353	324
Period accruals	21	20
	15,604	**15,220**

21.Personnel expenses

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Remunerations	22,029	18,058
Bonuses	5,066	4,488
Vacations	2,143	1,359
Contributions	3,051	2,790
Training	412	595
Others	3,230	2,865
	35,931	**30,155**

The average number of directors, employees and workers was 364 in 2003 and 355 in 2002.

Personnel expenses have been recorded in the following captions:

	2003 S/(000)	2002 S/(000)
Operationg costs, note 18	22,908	19,984
Administrative expenses, note 19	12,670	9,847
Selling expenses, note 20	353	324
	35,931	**30,155**

Notes to the Financial Statements (continued)

22. Financial, net

This item is made up as follows:

	2003 S/(000)	2002 S/(000)
Interest on long-term debts	3,967	8,042
Others, net	(497)	(1,224)
	3,470	**6,818**

23. Transactions with Principal and affiliates

(a) The main transactions between the Company and the Principal and its affiliates were as follows:

	2003 S/(000)	2002 S/(000)
Sale of goods and services		
Sale of cement	23,818	25,603
Coal unloading services, note 1	581	2,634
Thermal plant lease services	1,497	1,703
Purchase of goods and services		
Purchase of coal, note 1	10,144	55,955
Management fee, note 1	15,621	16,726
Purchase of electric power	6,834	8,244

The coal unloading services were performed until March 1, 2003, date of the merger process with Lar Carbón S.A., see note 1.

(b) As a consequence of these and other less significant transactions, the Company has the following accounts receivable and payable:

	2003 S/(000)	2002 S/(000)
Trade account receivable		
Unión de Concreteras S.A., Note 4	7,561	7,556
Other accounts receivable		
Inversiones en Concreto y Afines S.A.	723	742
Generación Eléctrica de Atocongo S.A.	7,004	509
Minera Adelaida S.A.	448	398
Unión de Concreteras S.A.	36	19
Others	198	450
	8,409	**2,118**
Trade accounts payable, note 11		
Lar Carbón S.A.	-	2,382
Generación Eléctrica de Atocongo S.A.	6,489	933
Unión de Concreteras S.A.	301	199
Transportes Lurín S.A.	83	87
Depósito Aduanero Conchán S.A.	655	306
	7,528	**3,907**
Other current liabilities		
Sindicato de Inversiones y Administración S.A.	1,800	6,429
Transportes Lurín S.A.	30	32
	1,830	**6,461**

Notes to the Financial Statements (continued)

24.Contingencies

The Company is currently involved in various tax, legal and labor proceedings related to its operations. In Management's opinion and of its legal advisors, the final outcome of these proceedings will not represent significant expenses for the Company, and therefore, there has not been any provision for them as of December 31, 2003 and 2002.

The principals proceedings are described as the follows:

(a) During 2002, the Company was notified with several Determination and Fine Resolutions for an approximately amount of S/45,413,000 related to Value Added tax for the years 1996, 1998 and 1999 and Income Tax for the years 1995, 1998 and 1999. The principal reason for the penalty assessment is that the management fee paid by the Company to its Principal, Sindicato de Inversiones y Administración S.A. was not considered as a tax deductible expense (see note 1). On January 31, 2003 the First Civil Room of the Superior Court of Lima (Primera Sala Civil de la Corte Superior de Lima) declared admissible the petition interposed by the Company and therefore inapplicable the fines to Income Tax and Value Added Tax above indicated. Later, the Tax Administration appealed to the Third Civil Room of the Superior Court of Lima (Primera Sala Civil de la Corte Superior de Lima) against the executory resolution obtained by the Company, however it was declared inadmissible, nevertheless, the Tax Administration has interposed the respective appeals, which will be filed to the Supreme Court. As of December 31, 2003, in Management's opinion and its legal advisors, this situation will be solved in favor to the Company.

(b) On February 12, 2003 the Municipalidad Distrital de Santo Domingo de los Olleros notified Fines Resolutions N°036/2003 and 037/2003 amounted to S/35,308,000 related to municipal tax. On October 15, 2003, the 15th Civil Court of Lima declared admissible the petition interposed by the Company and therefore declared inadmissible the fine above indicated. However, the Municipalidad has interposed an Appeal Resource that will be file to the Superior Court. As of December 31, 2003, in Management's opinion and its legal advisors this situation will be solved in favor to the Company.

(c) On December 19, 2003 the Company was notified by means of Intendency Resolutions N°000-ADF/2003-000700, emitted by the Intendence of Control and Fizcalization of Rights Collection (Intendencia de Fiscalización y Gestión de Recaudación Aduanera), which determines the return of the benefits of Drawback used by the Company, plus the fine and late interests by a total amount of approximately S/9,871,0000. This resolution considers that the Company took illegally the restitution of tariff rights in 2001 and 2002. On January 15, 2004 the Company appealed, which in opinion of the Management's Company, will be solved in favor to the Company.

(d) As of December 30, 2003, the Municipalidad de Villa María del Triunfo notified Determination Resolution for the year 1999 related to the subestimation and omission of declaration of estates by an amount of approximately S/2,458,000. The Company has appealed. The Management and its legal advisors have assessed the impact of this contingency and they believe that the position taken by the Company should prevail in the respective instances.

(e) After the merger process between the Company and Lar Carbón S.A. dated March 1, 2003, the Tax Administration notified the Determination Resolutions N°012-03-0002378 a 012-03-0002380, which determined a debt related to Income Tax and Value Added Tax corresponding to the year 2001 plus the respective originating fines of the discounts granted by export operation of the Company as well as a supposed sub estimation of assets and depreciation's calculation of Lar Carbón S.A. by a total amount of S/1,575,000. On March 31, 2003 the Company appealed against the Determination Resolutions indicated above. As of the date of this report, the Tax Administration has not yet ruled. In Management's opinion and its legal advisors this situation will be solved in favor to the Company.

Notes to the Financial Statements (continued)

25. Basic and diluted earnings per share

The weighted average number of shares to be used in the basic and diluted earnings per share calculation is determined as follows:

	Common shares		
	Outstanding shares	Days in effect until the year end	Weighted average of shares
Year 2002			
Balance as of January 1th, 2002	36,081,657	365	36,081,657
Capitalization	844,972	202	467,628
Balance as of December 31, 2002	**36,926,629**		**36,549,285**
Year 2003			
Balance as of January 1th, 2001	36,926,629	365	36,926,629
Balance as of December 31, 2003	**36,926,629**		**36,926,629**

	As of December 31, 2003		
	Income (numerator)	Shares (denominator)	Earnings per share
	S/		S/
Earnings per common shares, basic and diluted	80,867,000	36,926,629	2.19
Earnings per investment share,s basic and diluted	10,446,000	47,701,066	0.22

nvestment shares		
Outstanding shares	Days in effect until the year end	Weighted average of shares
46,609,549	365	46,609,549
1,091,517	202	604,072
47,701,066		47,213,621

47,701,066	365	47,701,066
47,701,066		47,701,066

Al 31 de diciembre de 2002		
Income (numerator)	Shares (denominator)	Earnings per share
S/		S/
84,914,000	36,549,285	2.32
10,969,000	47,213,621	0.23

Notes to the Financial Statements (continued)

26. Risk concentration

Assets that are potentially exposed to credit risk concentrations correspond to deposits in banks and financial institutions, trade accounts receivable and receivables from affiliates. The Company has significant bank balances in various major local financial institutions of renowned prestige in the domestic and foreign markets both, on the local and foreign markets. In Management's opinion, as of December 31, 2002 and 2003, there are no credit risks. Likewise, the Company has a portfolio of customers that have adequate credit history and continuously monitors its debtors' payment behavior.

27. Fair value of financial instruments

Peruvian accounting standards define a financial instrument as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. Cash, as defined by Peruvian accounting standards, is any contractual right to receive cash or another financial asset or to exchange financial instruments or equity instruments with another enterprise. Financial instruments include primary instruments such as accounts receivable, accounts payable and equity.

In Management's opinion, the fair values of the Company's financial instruments approximate their carrying values; and therefore the disclosure of said information has no effect on the financial statements as of December 31, 2003 and 2002.

28. Environmental matters

The Company's activities are subject to environmental protection standards. The Company must comply with the following regulations:

(a) Industrial activity -

In compliance with Supreme Decree N°019-97-ITINCI - Environmental Protection Regulations for the Development of Activities Pertaining to the Manufacturing Industry, dated September 26, 1997, the Company, on January 29, 2001, submitted to the Ministry of Industry, Tourism, Integration and International Trade Negotiations (MITINCI) its Environmental Management and Compliance Program (PAMA), which was approved by MITINCI on February 1, 2002.

The Company estimates that the expenditures required to tackle the situations identified in its PAMA amount to approximately US$10.8 million, which within 5 years of its approval, will be mainly targeted to the improvement and installation of dust filters in the clinker production system, the construction of a treatment plant of effluents and for the monitoring of the air quality.

(b) Mining and port activities -

With regard to its mining and port activities, the Company has submitted to MITINCI the corresponding Environmental Impact Assessments (EIAs), and is complying with its commitments and terms established in said assessments. The aggregate investment as of December 31, 2003 is approximately US$3.0 million (US$2.7 million as of December 31, 2002).

Also, On October14, 2003 the Congress of the Republic emitted Law 28090 that regulates close of mines. This law intends regulates the obligations and procedures that must comply the holders of the mining activity for the elaboration, presentation and implementation of the Plan of Closing of Mines, and the constitution of the corresponding environmental guarantees, that assure the fulfillment the investments that includes with subjection to the principles of protection, preservation and recovery of the environment.

According to the first transitory disposition of this law, the Company will have to submit to the Ministry of Energy and Mines the Plan of Mines Closing, within the maximum term of six months from the use of this law.

As of the date of this report, this law is not emitted yet.

(c) Use of hydrocarbons -

Supreme Decree N°046-93-EM - Regulations for Environmental Protection in Activities Pertaining to Hydrocarbons, dated November 12, 1993, governs the activities of the Company with respect to the use of hydrocarbons. In compliance with this decree, the Company has a PAMA approved by the Ministry of Energy and Mines in 1996. This PAMA is to be executed within has a 7-year term execution and the estimated investment is US$9 thousand.

29. Explanation added for translation into English

The accompanying financial statements are presented on the basis of generally accepted accounting principles in Peru ("Peru GAAP"). Certain accounting practices applied by the Company that conform to Peru GAAP may differ in certain respects to generally accepted accounting principles in other countries.

Editing Staff	Cementos Lima Team
Design Creativity & Layout **Art Direction**	Khameleon world diseño • comunicación • new media Carlos Thompson M. Reymundo 562-3210 • 9836-7083 Catherina Carrera 444-2525
Photography	Daniel Giannoni
Prepress & Print	Gráfica Biblos S.A.

[redacted]





(FREE TRANSLATION)

**FILE N°
82-3911**

VAL-114-04

October 11, 2004

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of September 30, 2004.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

(FREE TRANSLATION)

FILE N°
82-3911

VAL-115-04

October 11, 2004

RECEIVED
2004 OCT 19 A 8:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of September 30, 2004.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

	01/07/04 30/09/04
NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	36,257
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	18.56
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/07/04
30/09/04

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	18.56
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293